Exhibit (i)

1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

April 27, 2026

Schwab Strategic Trust

425 Market Street, Suite 1700

San Francisco, CA 94105

Dear Ladies and Gentlemen:

We have acted as counsel for Schwab Strategic Trust (the “Trust”), a trust duly organized and validly existing under the laws of the State of Delaware, in connection with Post-Effective Amendment No. 185 to the Trust’s Registration Statement on Form N-1A, together with all Exhibits thereto (the “Registration Statement”) relating to the issuance and sale by the Trust of an indefinite number of shares of beneficial interest of the Trust, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 187 to the Registration Statement under the Investment Company Act of 1940, as amended. We have examined such governmental and corporate certificates and records as we deemed necessary to render this opinion and we are familiar with the Trust’s Amended and Restated Agreement and Declaration of Trust and its By-Laws, each as amended to date.

Based upon the foregoing, we are of the opinion that the shares proposed to be sold pursuant to the Registration Statement, when paid for as contemplated in the Registration Statement, will be legally and validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to be filed with the U.S. Securities and Exchange Commission, and to the use of our name in the Trust’s Registration Statement to be dated on or about April 28, 2026 and in any revised or amended versions thereof. In giving such consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act and the rules and regulations thereunder.

Very truly yours,

/s/ Dechert LLP